Mail Stop 3561

December 15, 2009

Mr. Arnold Tinter
Chief Financial Officer
90 Madison Street, Suite 700
Denver, Colorado 80206

> **Re: Spicy Pickle Franchising, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 000-53000**

Dear Mr. Tinter:

We have reviewed your response letter dated December 9, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis

- Critical Accounting Policies and Estimates, page 19

1. We note from your response to our prior comment 1 that you will include the proposed disclosure in your MD&A section in future filings. However, we are still unclear as to whether this disclosure will be presented for each reporting unit that is at risk of failing step one of the impairment test. Please confirm to us that you will include the requested disclosures for each reporting unit that is at risk of failing step one of the impairment test (rather than just the operating segment), including the amount of goodwill allocated to each reporting unit. As part of your response, please tell us how you determine the reporting units for purpose of your goodwill impairment analysis.

Note 11. Business Segment Information, page 49

2. We note from your response to our prior comment 14 that the capital expenditures amount in Note 11 includes the investing activities on the cash flow statement as well as the goodwill acquired in the Bread Garden acquisition. Please explain to us how the $500,000 note payable issued for the March 2008 acquisition has been included in the total capital expenditures amount disclosed in Note 11.

Form 10-Q for the quarter ended June 30, 2009

Balance Sheets, page 3

3. We note from your response to our prior comment 17 that at this point in time the non-controlling interest is not responsible for any loss or entitled to any profits. Please explain to us, and disclose in future filings, the nature and terms of the agreement with the non-controlling interest, and specifically discuss how the non-controlling interest shares in profit or loss of the company.

Form 10-Q for the quarter ended September 30, 2009

Balance Sheet

4. We note that you have recorded deferred compensation as a debit to equity and it appears from Note 7 that this amount relates to the issuance of stock to a consultant in lieu of future cash payments of under a contract for services to be rendered from July 1, 2009 until September 1, 2012. It appears that this amount would be more appropriately classified as a prepaid expense and presented as an asset on the balance sheet, rather than an offset to equity. Refer to the guidance in FASB ASC 505-50-25-7. Please advise or revise future filings accordingly.

Note 7. Stockholders' Equity

5. We note that on September 22, 2009 you converted all shares of Convertible Preferred stock into cash and stock. In light of the fact that the conversion rate

was not consistent for all shares of Preferred stock converted to common shares, please explain to us how you determined both the cash and stock conversion rates and explain to us any differences in this conversion rate from the original terms of the Preferred Stock.

6. We note that in connection with the September 2009 agreement with the holders of the Preferred shares, the warrants were amended to lower the exercise price to $.20 per share and extend the expiration date to September 22, 2014. Please tell us how you accounted for this modification to the exercise price of the warrants, including the amount of any expense recorded.

7. We note your disclosure that you issued 53,545 shares of common stock in lieu of a cash payment of accounts payable of $46,361 and the number of shares issued was determined by negotiation with the creditor. Please tell us how you determined the value of the shares issued. For example, please tell us how you determined whether a gain or loss should be recognized on the issuance of the shares.

Note 9. Stock-Based Compensation

8. We note from your disclosure that during September 2009 you reduced the exercise price of all the outstanding options to $.20 per share and as a result recognized additional compensation expense determined by calculating the fair value of the options immediately before the modification less the fair value of the options as modified. Please tell us, and disclose in future filings, the assumptions used to determine the fair value of the options both immediately before and after the modification.

****

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(303) 329-3819